UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(AMENDMENT NO. 22)

ProPhase Labs, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

74345W 10 8

(CUSIP Number)

Herbert Kozlov, Esq.

Michael S. Lee, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, New York 10022

(212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No: 74345W 10 8

1.	NAME OF REPORTING PERSON:
Ted Karkus

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions):
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	7.	SOLE VOTING POWER	3,533,750(1)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	150,000 (2)
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	3,533,750
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	150,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,683,750 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	20.3% (3)

14.	TYPE OF REPORTING PERSON (See Instructions)	IN

(1) Includes 100,000 shares of common stock issuable to the Reporting Person upon the exercise of stock options, which are vested and exercisable within the next 60 days.

(2) These 150,000 shares are held by the Reporting Person’s son, who resides with him, for which he may be deemed the beneficial owner.

(3) Based on 18,045,029 shares of common stock outstanding on November 6, 2023, plus 100,000 shares of Common Stock issuable to the Reporting Person upon the exercise of stock options, which are vested and exercisable within the next 60 days.

Introductory Note:

This Amendment No. 22 amends and supplements the Statement on Schedule 13D filed by Ted Karkus (the “Reporting Person”) on April 27, 2011 (the “Original Schedule 13D”, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed on November 15, 2011, Amendment No. 2 to the Schedule 13D filed on December 14, 2011, Amendment No. 3 to the Schedule 13D filed on May 18, 2012, Amendment No. 4 to the Schedule 13D filed on September 19, 2014, Amendment No. 5 to the Schedule 13D filed on May 27, 2015, Amendment No. 6 to the Schedule 13D filed on June 8, 2015, Amendment No. 7 to the Schedule 13D filed on January 6, 2017, Amendment No. 8 to the Schedule 13D filed on May 3, 2017, Amendment No. 9 to the Schedule 13D filed on October 3, 2017, Amendment No. 10 to the Schedule 13D filed on December 26, 2017, Amendment No. 11 to the Schedule 13D filed on February 26, 2018, Amendment No. 12 to the Schedule 13D filed on March 30, 2020, Amendment No. 13 to the Schedule 13D filed on August 17, 2020, Amendment No. 14 to the Schedule 13D filed on May 10, 2021 , Amendment No. 15 to the Schedule 13D filed on May 26, 2022, Amendment No. 16 to the Schedule 13D filed on August 11, 2022, Amendment No. 17 to the Schedule 13D filed on October 18, 2022, Amendment No. 18, to the Schedule 13D filed on January 17, 2023, Amendment No. 19 to the Schedule 13D filed on February 2, 2023, Amendment No. 20 to the Schedule 13D filed on April 4, 2023, Amendment No. 21 to the Schedule 13D filed on April 5, 2023, and together with this Amendment No. 22, the “Schedule 13D”) to the extent specifically set forth below. Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following:

On March 17, 2024 (the “Grant Date”), the Reporting Person was granted an option to purchase 400,000 shares of common stock, par value $0.0005 per share, of ProPhase Labs, Inc. (the “Company”), at an exercise price of $6.00 per share, pursuant to a stock option award agreement (the “Award Agreement”) issued under the Company’s 2022 Equity Compensation Plan. The stock option award will vest in four equal annual installments, with 25% of such award vesting and becoming exercisable on the Grant Date with the remainder vesting and becoming exercisable in equal annual installments over the next three years, and shall expire seven years from the Grant Date.

The above summary of the stock option award granted to the Reporting Person is not intended to be complete and is qualified in its entirety by reference to the full text of the Award Agreement, a form of which is filed as Exhibit 10.4 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on March 29, 2023.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date hereof, the Reporting Person is deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 3,683,750 shares of common stock of the Issuer (including 150,000 shares held by one of the Reporting Person’s sons, who resides with him) for approximately 20.3% of the Issuer’s shares outstanding. The Reporting Person has sole voting and dispositive power with respect to 3,533,750 shares and shared voting and dispositive power with respect to the 150,000 shares held by his son who resides with him, for which he may be deemed the beneficial owner. The Reporting Person disclaims beneficial ownership of the shares held by his other son who does not reside with him.

Except for the transaction described above in this Item 5, there have been no other transactions in the securities of the Issuer effected by the Reporting Person in the last 60 days.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2024

/s/ Ted Karkus
Ted Karkus